

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 29, 2015

Sean Goodchild
Chief Executive Officer
Capital Art, Inc.
6445 South Tenaya Way, B-130
Las Vegas, Nevada 89113

> **Re:**   **Capital Art, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed October 2, 2015**
> **File No. 000-55370**

Dear Mr. Goodchild:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You became subject to the periodic reporting requirements of the Securities Exchange Act of 1934 when your Form 10 became effective on April 11, 2015. It appears your Form 10-Q for the quarter ended June 30, 2015 was not timely filed and you are not current in your reporting obligations because this Form 10-Q was due 45 days after the end of the fiscal quarter. Please tell us when you plan to file this Form 10-Q.

2. We note that your amended registration statement only includes the information requested by our previous comments and information regarding subsequent events. In your next amendment please include all of the information required by Form 10, amended as necessary in response to our comments.

Item 1. Business

Subsequent Event

Acquisition of Globe Photos, Inc., page 2

3. Please attach as an exhibit to the registrations statement the Asset Purchase Agreement with Globe Photos, Inc. Please see Item 15 of Form 10 and Item 601 of Regulation S-K.

Intellectual Property, page 2

4. We note your disclosure that you are continuously looking for opportunities to expand your photographic archives. Please discuss any criteria used when evaluating potential targets. For example, please discuss whether individual photographers seeking to monetize their collections are more desirable than media companies seeking to dispose of their archives, as well as the reasons behind any differences in desirability. Please also discuss any differences between purchasing an archive versus entering into a reproduction or licensing agreement and how any such differences impact your business.

Item 1A. Risk Factors

Intellectual property rights are important to our business, page 3

5. Please address the effects any misappropriation of your intellectual property rights may have on your business and results of operations.

Results of Operations

Revenues, page 5

6. We note your disclosure that third party on-line retailers accounted for 94% of total revenues for 2014. Please disclose any fees that you pay third party retailers or the percentage of revenues collected by such retailers.

7. Please revise to provide more insight into the changes in revenues when comparing both annual and interim periods. In doing so, please disclose the extent to which such changes are attributable to increases or decreases in prices and volumes of goods being sold. Please also disclose the impact of including Capital Art, Inc.'s revenues beginning October 8, 2014. Refer to Item 303(a)(3) of Regulation S-K.

8. Reference is made to your disclosure that the decrease in revenues was due in part to the reverse merger re-classifications and accounting adjustments made for 2013. Please tell us the nature of these re-classifications and adjustments and explain why these items impact comparative revenues.

Costs and Operating Expenses, page 5

9. Please revise to discuss gross profit as a percentage of total revenues when comparing both annual and interim periods or explain to us why such discussion is not relevant. Refer to Item 303(a)(3) of Regulation S-K.

10. Reference is made to your disclosure that general and administrative expenses increased when comparing both annual and interim periods due to the reverse merger and the addition of expenses associated with Movie Star News, LLC. This explanation does not appear accurate in light of the fact that Movie Star News, LLC is the accounting acquirer in the historical financial statements. Please revise to explain why general and administrative expenses increased in both dollars and as a percentage of revenues.

11. Reference is made to your disclosure of why depreciation expense increased when comparing both annual and interim periods. Please disclose the underlying reasons for the increase. In doing so, please discuss the October 8, 2014 reverse merger and resulting addition of the Frank Worth Collection to depreciable assets and disclose the dollar amount increase in depreciation resulting from the addition.

Liquidity and Capital Resources

Six Months Ended June 30, 2015 Compared to June 30, 2014, page 8

12. We note your disclosure that if the company fails to generate sufficient revenue there is substantial doubt as to the company's ability to continue. Please disclose the amount of money needed to continue operations as well as the amount of time the company can continue with its current capital resources.

13. Reference is made to your disclosure that working capital was $229,875 as of June 30, 2015. Please revise to clarify that this was a working capital deficit.

14. Reference is made to your disclosure on page F-30 of the stock purchase agreement with an investor for the sale of 20,000,000 shares of common stock for $1,000,000. As of June 30, 2015, it appears 15,000,000 shares have been sold for $750,000. Please tell us and revise to clarify whether you expect to sell the remaining 5,000,000 shares of common stock for $250,000 and if so, when.

Item 7. Certain Relationships and Related Party Transactions, page 11

15. We note a line item on your balance sheet for amounts due from related parties. Please disclose these transactions in this section. Please also disclose the identities of the related parties and tell us the nature of the loan received by the related party. Please refer to Item 404(d) of Regulation S-K and Section 13(k) of the Exchange Act.

<u>Condensed Consolidated Financial Statements</u>

<u>Condensed Notes to the Consolidated Financial Statements</u>

<u>5. Accrued Liabilities, page F-29</u>

16. Reference is made to your disclosure of the four month agreement for strategic management services with a consultant entered into on August 15, 2014. Please explain why recognizing revenue of $250,000 was appropriate referencing authoritative literature that supports your accounting treatment. Please also explain why you recognized this revenue in the six months ended June 30, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products